Issuer Free Writing Prospectus,	Filed pursuant to Rule 433
dated as of September 4, 2013	Registration File No. 333-190687
Supplementing the Preliminary
Prospectus Supplement
dated September 4. 2013, and the
Prospectus dated August 16, 2013

Offering of 15,000,000

Shares of Common Stock, par value $0.01 per share

This pricing supplement relates only to the offering of common stock and should be read together with the preliminary prospectus supplement, dated September 4, 2013, relating to the offering, including the documents incorporated therein by reference and (2) the related base prospectus, dated August 16, 2013, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-190687.

Issuer:	Jarden Corporation

Common stock symbol:	NYSE: JAH

Last Reported Sale Price per Share of the Common Stock on the New York Stock Exchange as of September 4, 2013:	$47.21

Shares Offered and Sold:	15,000,000 shares (17,250,000 shares if the underwriters exercise in full their option to purchase additional shares).

Public Offering Price per Share:	$47.00

Additional Information

Use of Proceeds:	We estimate that we will receive approximately $678.7 million (or approximately $781.4 million if the underwriters’ option to purchase additional shares is exercised in full) in net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering to fund a portion of the Acquisition Consideration and to pay fees and expenses in connection with the Acquisition. This offering is not conditioned on the closing of the Acquisition (or any Acquisition Financing), and we cannot assure you that the Acquisition (or any Acquisition Financing) will be completed on the terms described herein, in the preliminary prospectus supplement or at all. If the Acquisition is not completed, we intend to use any net proceeds from this offering for general corporate purposes.

Revised Expected Aggregate Debt Financing in Connection with the Acquisition:	$795 million

Revised Pro Forma Interest Expense:	For the six months ended June 30, 2013: $110.8 million For the year ended December 31, 2012: $215.2 million

Revised Pro Forma Earnings Per Share:	For the six months ended June 30, 2013: $0.56 For the year ended December 31, 2012: $2.37

Lead Book-Running Manager:	Barclays

Joint-Book-Running Managers:	Credit Suisse J.P. Morgan SunTrust Robinson Humphrey

Co-Managers:	BTIG Citigroup CJS Securities, Inc. D.A. Davidson & Co. William Blair

Pricing Date:	September 4, 2013

Trade Date:	September 5, 2013

Settlement Date:	September 10, 2013

The Issuer has filed a registration statement (including a prospectus dated August 16, 2013, and a preliminary prospectus supplement dated September 4, 2013) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained by contacting any of the joint book-running managers, including: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; and SunTrust Robinson Humphrey, Inc., Attention: Prospectus Department, 3333 Peachtree Rd. NE, Atlanta, Georgia 30326.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 4, 2013, and the accompanying prospectus dated August 16, 2013. The information in this communication supersedes the information in the preliminary prospectus supplement (and the documents incorporated therein) and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement (and the documents incorporated therein) and the accompanying prospectus.